

SECI

16012672

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCP SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 THIRD AVENUE, 25TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP (678) 679-8639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

51 LOCUST AVENUE	NEW CANAAH	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL MEYERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCP Securities, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KYLE L KENNEDY
Notary Public - State of New York
NO. 01KE6328065
Qualified in New York County
My Commission Expires Jul 20, 2019

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCP SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2015
With Report of Registered Public Accounting Firm

MCP SECURITIES, LLC
Financial Statements for the Year Ended December 31, 2015
Table of Contents

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:

Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
MCP Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of MCP Securities, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCP Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Reynolds & Rowella, LLP

New Canaan, Connecticut
February 27, 2016

90 Grove Street, Suite 101 Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303 New Canaan, CT 06840 203-972-5191
fax: 203-431-3570
www.reynoldsrowella.com

Reynolds & Rowella LLP
expect **more** from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA ◦ Frank A. Rowella, Jr., CPA ◦ Steven I. Risbridger, CPA ◦ Scott D. Crane, CPA ◦ Ben Maini, CPA ◦ Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
MCP Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying MCP Securities, LLC's Broker Dealers Annual Exemption Report, in which (1) MCP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MCP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "Exemption Provisions") and (2) MCP Securities, LLC stated that MCP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. MCP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Reynolds & Rowella, LLP

New Canaan, Connecticut
February 27, 2016

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

MCP Securities, LLC
777 Third Avenue, 25th Floor
New York, NY 10017

BROKER DEALERS ANNUAL EXEMPTION REPORT

MCP Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

MCP Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.



Michael G. Meyers
Managing Member

February 9, 2016

MCP Securities, LLC
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's Securities Investor Protection Corporation General Assessment Reconciliation
December 31, 2015

Reynolds & Rowella LLP

MCP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS

Cash	$	266,172
Accounts receivable		126,841
Property and equipment, at cost, less accumulated depreciation and amortization of $381		5,336
Prepaid expenses and other assets		4,484
Total assets	$	402,833

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	82,255
Deferred revenue		33,571
Total liabilities		115,826
Member's equity		287,007
Total liabilities and member's equity	$	402,833

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES		
Placement fees	$	566,429
Advisory fees		75,000
Other income		12,733
Total revenues		654,162
EXPENSES		
Compensation and benefits		376,783
Communications		17,208
Professional fees		88,821
Occupancy		82,492
Regulatory fees		8,519
Technology		19,005
Other operating expenses		27,561
Total expenses		620,389
NET INCOME	$	33,773

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2015

Balance, December 31, 2014	$	14,048
Member's Contributions		240,000
Expenses Contributed By Member		15,000
Member's Distributions		(15,814)
Net Income		33,773
Balance, December 31, 2015	$	287,007

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	33,773
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses contributed by member		15,000
Depreciation and amortization		381
Changes in operating assets and liabilities		
Accounts receivable		(126,841)
Prepaid expenses and other assets		(4,184)
Accounts payable and accrued liabilities		81,905
Deferred revenue		33,571
Net cash provided by operating activities		33,605
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(5,717)
Net cash used in investing activities		(5,717)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's Contributions		240,000
Member's Distributions		(15,814)
Net cash provided by financing activities		224,186
NET CHANGE IN CASH		252,074
CASH:		
Beginning of period		14,098
End of period	$	266,172

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: MCP Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in December 2009, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Knickerbocker Capital Partners, LLC ("Member"). The Member purchased Cognient Securities LLC ("Cognient Securities") in June 2015 from Cognient Advisors LLC ("Cognient Advisors") and changed the name to MCP Securities, LLC.

The Company's primary purpose is to provide funding for private placement of securities.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of Amercia.

Income Taxes: As a single member limited liability company, the Comany is a disregarded entity for federal income tax purposes. Income taxes are, therefore, the responsibility of the Member of the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company is subject to New York City taxes. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. There were no cash equivalents at December 31, 2015.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Accounts Receivables: Accounts receivable consist of trade receivables for the private placement of securities. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2015 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Revenue Recognition: Placement fees are recognized as earned upon acceptance of capital commitments by a fund. Non-refundable retainers are received in connection with the private placement engagements. The non-refundable retainers are deferred and recognized on the straightline basis over the life of the engagement or the estimated date of completion, whichever comes first.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be five years. Depreciation expense for the year ended December 31, 2015 equaled $381.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $150,346, which was $144,862 more than its required net capital of $5,484 and the ratio of aggregate indebtedness to net capital was .55 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

Cognient Securities had an expense sharing arrangement with Cognient Advisors through June 2015, at which point Cognient Securites was purchased by the Member. Per the agreement, Cognient Securities agreed to reimburse Cognient Advisors for administrative support and use of office facilities. The amount expensed in the financial statements for 2015 under the arrangement is approximately $13,000.

The Company entered into an expense sharing agreement with McCarvill Capital Partners LLC ("McCarvill"), an entity owned by an officer of the Company. The agreement became effective September 30, 2015. Under the agreement McCarvill pays the monthly rent expenses and allocates expenses to the Company based on the Company's usage of space.

The amount expensed in the financial statements for 2015 under the arrangement with McCarvill is approximately $82,000. At December 31, 2015, approximately $42,000 was owed to McCarvill and was included in accounts payable and accrued expenses.

NOTE D- RULE 15c3-3 EXEMPTION

The Company is exempt from the provision of part 240 Rule 15c3-3 of the Securities Act of 1934 under paragraph k(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owes monies or securities to customers.

MCP SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2015

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions
Partners:
Thomas F. Reynolds, CPA ◆ Frank A. Rowella, Jr., CPA ◆ Steven I. Risbridger, CPA ◆ Scott D. Crane, CPA ◆ Ben Maini, CPA ◆ Dan Harris, CPA

Independent Accountant's Report on Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

To the Member of
MCP Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MCP Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC (collectively the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating MCP Securities, LLC's compliance with the applicable instructions of Form SIPC-7. MCP Securities, LLC's management is responsible for MCP Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records included in MCP Securities LLC's general ledger and bank statement, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included in MCP Securities, LLC's general ledger and revenue schedule noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which includes MCP Securities, LLC's general ledger, bank statement and revenue schedule supporting the adjustments noting no differences.

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161 Fax: (203) 431-3570
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191 www.reynoldsrowella.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Reynolds & Rowella, LLP

New Canaan, Connecticut

February 27, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068473 FINRA DEC
MCP SECURITIES LLC
777 THIRD AVENUE, 25TH FLOOR
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JILL RECKAMP 678-679-8639

2. A. General Assessment (item 2e from page 2) $ 1,603.57

B. Less payment made with SIPC-6 filed (exclude interest) (0)
N/A
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,603.57

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,603.57

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,603.57

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCP SECURITIES LLC
(Name of Corporation, Partnership or other organization)

Michael B. Meyer
(Authorized Signature)

Managing Member
(Title)

Dated the 25th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 15 and ending December 31, 20 15

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $654,162

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

REIMBURSED EXPENSES 12,734

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 12,734

2d SIPC Net Operating Revenues $641,428

2e. General Assessment @ .0025 $1,603.57

(to page 1, line 2.A.)

MCP SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
AND AGGREGATE INDEBTEDNESS

December 31, 2015

Net Capital	
Total member's equity qualified for net capital	$ 287,007
Deduction for non-allowable assets:	
Accounts receivable - non-allowable	(126,841)
Property and equipment	(5,336)
Prepaid expenses	(4,484)
Net capital	$ 150,346
Minimum net capital required (greater than $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,484
Aggregate Indebtedness:	
Liabilities, net of deferred revenue	$ 82,255
Minimum net capital based on aggregate indebtedness	$ 5,484
Ratio of aggregate indebtedness to net capital	.55 to 1.0
Excess net capital	$ 144,862
Excess net capital at 1,000%	$ 143,765

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

MCP SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2015

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2015

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.